# RURALIS S.R.L. S.B

**REVIEWED FINANCIAL STATEMENTS**
**YEARS ENDED DECEMBER 31, 2024 AND 2023**
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Ruralis S.R.L. S.B.

Sant'Angelo dei Lombardi, Italy

We have reviewed the accompanying financial statements of Ruralis S.R.L.S.B (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Emphasis of Matter

We draw attention to Note 1 of the financial statements, which describes that the financial statements of Ruralis S.R.L. S.B have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). This reporting framework has been used due to the planned acquisition by a U.S. based company (Ruralis Inc). Our opinion is not modified in respect of this matter.

## Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

March 21, 2025
Los Angeles, California

**RURALIS S.R.L. S.B**
**BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 137,828 | $ | 66,978 |
| Accounts Receivable, net | | 5,509 | | 2,115 |
| Prepaids and Other Current Assets | | 439,966 | | 135,372 |
| **Total Current Assets** | | **583,303** | | **204,465** |
| | | | | |
| Property and Equipment, net | | 27,165 | | 4,164 |
| Intangible Assets | | 317,893 | | 122,133 |
| Right-of-Use Asset | | 8,308 | | 9,309 |
| Long-term Financial Assets | | 1,047 | | 1,047 |
| **Total Assets** | $ | **937,716** | $ | **341,118** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable | $ | 30,428 | $ | - |
| Current Portion of Loans and Notes | | 86,057 | | 29,910 |
| Lease Liability, current portion | | 1,104 | | 999 |
| Other Current Liabilities | | 60,923 | | 8,530 |
| **Total Current Liabilities** | | **178,513** | | **39,440** |
| | | | | |
| Loans and Promissory Notes, net of current portion | | 142,816 | | 19,571 |
| Lease Liability, net of current portion | | 7,204 | | 8,308 |
| **Total Liabilities** | | **328,532** | | **67,319** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' Equity | | 609,184 | | 273,799 |
| **Total Members' Equity** | | **609,184** | | **273,799** |
| | | | | |
| **Total Liabilities and Members' Equity** | $ | **937,716** | $ | **341,118** |

*See accompanying notes to financial statements.*

**RURALIS S.R.L. S.B**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2024** | | **2023** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 430,784 | $ | 408,796 |
| Cost of Revenue | | 421,654 | | 396,726 |
| **Gross Profit** | | **9,130** | | **12,070** |
| | | | | |
| **Operating Expenses** | | | | |
| General and Administrative | | 422,929 | | 89,518 |
| **Total Operating Expenses** | | **422,929** | | **89,518** |
| **Net Operating Loss** | | **(413,799)** | | **(77,448)** |
| | | | | |
| Interest Expense | | 7,837 | | 2,112 |
| Other Loss/(Income) | | (29,016) | | (64,121) |
| Non-Refundable Government Grant | | (417,373) | | (19,039) |
| **Income Before Provision for Income Taxes** | | **24,753** | | **3,600** |
| Provision/(Benefit) for Income Taxes | | - | | - |
| **Net Income** | **$** | **24,753** | **$** | **3,600** |

*See accompanying notes to financial statements.*

| (in , $US) | Members' Equity |
|---|---|
| **Balance—December 31, 2022** | $ 41,460 |
| Capital Contribution | 228,739 |
| Net Income | 3,600 |
| **Balance—December 31, 2023** | $ 273,799 |
| Capital Contribution | 310,632 |
| Net Income | 24,753 |
| **Balance—December 31, 2024** | $ 609,184 |

*See accompanying notes to financial statements.*

## RURALIS S.R.L. S.B
### STATEMENTS OF CASH FLOWS
### (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2024 | | 2023 |
|---|---|---:|---|---:|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Income | $ | 24,753 | $ | 3,600 |
| ***Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities*** | | | | |
| Depreciation of Property and Equipment | | 4,064 | | 528 |
| Amortization of intangible assets | | 84,205 | | 18,930 |
| **Changes in operating assets and liabilities:** | | | | |
| Accounts Receivable, net | | (3,394) | | (2,115) |
| Prepaids and Other Current Assets | | (304,594) | | (80,832) |
| Accounts Payable | | 30,428 | | - |
| Other Current Liabilities | | 52,393 | | 6,501 |
| **Net Cash Used In Operating Activities** | | **(112,144)** | | **(53,389)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (27,066) | | (3,795) |
| Purchases of Intangible Assets | | (279,965) | | (99,932) |
| Long-term Financial Assets | | - | | (1,047) |
| **Net Cash Used in Investing Activities** | | **(307,030)** | | **(104,774)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 310,632 | | 228,739 |
| Borrowing (Repayment) of Promissory Notes and Loans, net | | 179,392 | | (4,547) |
| **Net Cash Provided by Financing Activities** | | **490,025** | | **224,192** |
| | | | | |
| **Change In Cash and Cash Equivalents** | | **70,850** | | **66,029** |
| Cash and Cash Equivalents—Beginning Of Year | | 66,978 | | 950 |
| **Cash and Cash Equivalents—End Of Year** | $ | **137,828** | $ | **66,978** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash Paid During The Year For Interest | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATION

Ruralis S.R.L. S.B. was formed in 2022 in Italy, Europe, as a Società a Responsabilità Limitata (S.R.L.), a legal structure that limits the liability of its owners to their capital contributions. The financial statements of Ruralis S.R.L. S.B. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sant'Angelo dei Lombardi, Italy.

Ruralis Srl SB is an innovative vacation rental startup specializing in digitally managing properties in rural areas and small villages across Italy. Founded in 2022, the company helps property owners maximize revenue and occupancy through automation, data analytics, and a fully digital operational model. As a Società Benefit (SB), Ruralis integrates sustainability and economic development into its mission, promoting responsible tourism and supporting remote work opportunities in less urbanized regions. The company's end-to-end platform handles pricing optimization, marketing, compliance, and guest management, enabling property owners to effortlessly tap into the short-term rental market.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

### Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is necessary.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Computer Equipment | 5 years |

**Intangibles**

Intangible assets with finite lives, such as software and trademarks, which are amortized on a straight-line basis over their estimated useful lives.

**Internally Developed Software and/or Application**

The Company incurs internal-use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Ruralis Srl SB recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. Revenue is recognized when the company satisfies its performance obligations by transferring control of services to customers in exchange for consideration that reflects the amount Ruralis expects to be entitled to receive.

**Revenue Recognition Change**

Effective January 1, 2024, Ruralis Srl SB changed its revenue recognition method to better reflect its role as an agent in facilitating bookings. Prior to 2024, the Company recorded revenue based on the full amount paid by tourists for bookings. Beginning in 2024, the Company recognizes revenue based only on the service fee charged to property owners, which represents the amount retained by the Company for its services.This change results in a reduction in reported revenue compared to prior periods but does not reflect a decrease in business activity. Had the 2023 financials been presented under the revised method, revenue growth in 2024 would have been more accurately represented. Due to this change, revenue figures for 2023 and 2024 are not directly comparable.

**Cost of Sales**

The Cost of Services (COS) for Ruralis Srl SB primarily includes direct expenses incurred in managing short-term rental properties and providing related services. Under US GAAP, these costs are recognized in the period in which the associated revenue is earned.

**Income Taxes**

Ruralis S.R.L. S.B. is treated as a pass-through entity for Italian tax purposes, meaning its profits are generally taxed at the shareholder level rather than at the entity level. However, the Company remains subject to certain Italian corporate taxes, including: Corporate Income Tax (IRES) on taxable profits at the applicable statutory rate and Regional Business Tax (IRAP), calculated based on the value of production rather than net income.

Since the Company does not pay taxes directly at the corporate level like a U.S. C Corporation, its taxable income is allocated to its owners, who report and pay taxes on their share of the earnings in accordance with Italian tax regulations.

The Company does not record a provision for income taxes on its own financial statements but may be required to recognize deferred tax liabilities for certain temporary differences between book and tax reporting.

**Leases**

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

**Level 1** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

**Level 2** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

**Level 3** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2025, which is the date the financial statements were available to be issued.

## 3.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Prepaid Expenses | $ | 376 | $ | 376 |
| Grants Receivable and Receivable from Municipalities | | 439,590 | | 134,996 |
| **Total Prepaids And Other Current Asset** | $ | **439,966** | $ | **135,372** |

Other current liabilities consist of the following:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Employee Benefit | $ | 25,108 | $ | 3,865 |
| Tax Liability | | 35,815 | | 4,666 |
| **Total Other Current Liabilities** | $ | **60,923** | $ | **8,530** |

Long-term Financial Assets consist of the following:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Investment in StartUp- CF platform | $ | 1,047 | $ | 1,047 |
| **Total Long-term Financial Assets** | $ | **1,047** | $ | **1,047** |

### 4.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Computer Equipment | $ | 31,757 | $ | 4,692 |
| **Property and Equipment, at Cost** | | **31,757** | | **4,692** |
| Accumulated Depreciation | | (4,592) | | (528) |
| **Property and Equipment, Net** | $ | **27,165** | $ | **4,164** |

Depreciation expense for the years ended December 31, 2024 and 2023 was $4,064 and $528, respectively.

### 5.    INTANGIBLE ASSETS

Intangible assets consist of the following:

| As of Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Software Development Cost | $ | 405,935 | $ | 141,063 |
| Trademark | | 15,092 | | - |
| Intangible assets, at cost | | 421,028 | | 141,063 |
| Accumulated Amortization | | (103,135) | | (18,930) |
| **Intangible assets, Net** | $ | **317,893** | $ | **122,133** |

Amortization expenses for the years ended December 31, 2024 and 2023 were $84,205 and $18,930, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

| Period | | Amortization Expense |
|---|---|---|
| 2025 | $ | 84,205 |
| 2026 | | 84,205 |
| 2027 | | 84,205 |
| 2028 | | 65,278 |
| Thereafter | | - |
| **Total** | $ | **317,893** |

### 6.    LEASES

The Company has an operating lease for business premises, The Company's leases have terms maturing through 2030. Monthly payments range around $1,900 and does not contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024 and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

| As of December 31, | | 2024 |
|---|---|---|
| 2025 | $ | 1,800 |
| 2026 | | 1,800 |
| 2027 | | 1,800 |
| 2028 | | 1,800 |
| Thereafter | | 3,300 |
| Present Value Discount | | (2,192) |
| **Total** | **$** | **8,308** |

## 7. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

| | | | | | As of December 31, 2024 | | | As of December 31, 2023 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Loan Agreement- Smart&Start Invitalia Measure | $ 108,320 | 5.13% | 05/11/2024 | 05/11/2026 | $ 57,728 | 67,781 | $ 125,509 | $ - | $ - | $ - |
| Loan Agreement-Viceversa Capital Limited | 41,556 | 5.00% | 14/10/2024 | Not set | 5,884 | 35,755 | 41,639 | - | - | - |
| Verderosa Angelo | 41,556 | 5.08% | 10/09/2024 | 15/09/2027 | 14,964 | 26,186 | 41,150 | 14,559 | - | 14,559 |
| Ernesto Donatiello | 20,778 | 5.08% | 10/09/2024 | 15/09/2027 | 7,482 | 13,093 | 20,575 | - | - | - |
| Intesa SanPaolo SPA- Loan agreement | 41,556 | 4.11% | 02/11/2023 | Repaid | - | - | - | 15,351 | 19,571 | 34,922 |
| **Total** | | | | | **$ 86,057** | **$ 142,816** | **$ 228,873** | **$ 29,910** | **$ 19,571** | **$ 49,481** |

## 8. EQUITY

The ownership percentages of the members are as follows:

| Member's Name | Ownership Percentage |
|---|---|
| Nicolas Peppe Verderosa | 88.7% |
| Others | 11.3% |
| **Total** | **100.0%** |

## 9. CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.   RELATED PARTY TRANSACTIONS

On September 10, 2024, the Company entered into a loan agreement with Verderosa Angelo, a member, for $41,556 at an annual interest rate of 5.08%, with a maturity date of September 15, 2027.

On the same date, the Company also entered into a loan agreement with Ernesto Donatiello, a member, for $20,778 at an annual interest rate of 5.08%, with a maturity date of September 15, 2027.

## 11.   SUBSEQUENT EVENTS

On March 18, 2025, subsequent to year-end, a Share Transfer Agreement was executed, under which Nicolas Peppe Verderosa, a shareholder of Ruralis Srl, transferred 80% of his shareholding in the Company (28,503 shares) to Ruralis Inc., a Delaware-incorporated company. As a result of this transaction, Ruralis Srl became a direct subsidiary of Ruralis Inc.

## 12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $413,799, an operating cash flow loss of $112,144 and liquid assets in cash of $137,828, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.